Exhibit 99.1

NR 16-03

Gold Reserve Provides Further Update to Legal Proceedings related to collection of arbitration award

SPOKANE, WASHINGTON, January 21, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) is pleased to report on legal activities in France, the United States and United Kingdom relating to the collection of its  ICSID (Additional Facilities) arbitral award currently approximating US $765 million, including accrued post award interest.

France

Today, the Paris Court of Appeal has rescheduled the arbitral award annulment hearing date for March 10, 2016.  Both the Company and Venezuela have agreed to the new revised hearing date.  Previously the hearing had been postponed from February 4, 2016 to October 13, 2016.

United States

The U.S. District Court in Washington, DC issued an order on January 20, 2016 confirming that a “reasonable period of time” has passed since the November 20, 2015 judgment confirming the ICSID arbitral award. As a result of the January 20, 2016 order the Company has filed a motion in the US District Court in Washington, DC requesting an additional order allowing the Company to register the judgment in other US District Courts to pursue the attachment of assets.

United Kingdom

In May 2015 the Company filed an application to have the ICSID award recognized and enforced in the United Kingdom. A three day hearing regarding the application was held January 18th to 20th whereby Venezuela made similar arguments that it has made in other jurisdictions asserting among other things sovereign immunity and other merit issues. The Company is now awaiting the Court’s ruling on these matters.

Doug Belanger, President, stated, “The Company is vigorously pursuing the legal proceedings related to the collection of the arbitral award. We are very pleased the Paris Court of Appeal hearing will now be held March 10, 2016, as well as with the advancement of enforcement and collection efforts in both the United States and United Kingdom.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”